UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 2, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Purchase of Additional Interests for Series Deep Cover

On April 2, 2021, My Racehorse CA LLC, a Nevada series limited liability company (the “Company”), and Twin Creek Farm (“Seller”), entered into a Bill of Sale (the “Bill of Sale”) related to Deep Cover (the “Horse”), the 2018 colt that is the Underlying Asset of Series Deep Cover.

In March 2020, the Company entered into an Equine Co-Ownership Agreement with the Seller whereby the Company acquired a 80% ownership interest in the Horse.

Pursuant to the terms of the Bill of Sale, the Company purchased the remaining 20% ownership interest in the Horse from the Seller for $2,000. As a result, Series Deep Cover owns 100% of the Horse and shall have the sole responsibility for the management of the Horse, including related operating expenses as of March 28, 2021.

The Company intends to continue to operate Series Deep Cover and try to maximize the racing career and asset value of the Horse.

The foregoing description of the Bill of Sale does not purport to be complete, and is qualified in its entirety by reference to the full text of the Bill of Sale, a copy of which is attached hereto as Exhibit 6.1 and is incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report on Form 1-U contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

Exhibit Index

Exhibit No.	Description

6.1	Bill of Sale for Deep Cover, dated April 2, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 6, 2021	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

2